As filed with the Securities and Exchange Commission on November 18, 2003



                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                         For the month of November 2003
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                             METRO INTERNATIONAL SA
                 (Translation of registrant's name into English)

                               11, Boulevard Royal
                                L-2449 Luxembourg
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

          Form 20-F ...X...                  Form 40-F .......

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes ......                         No ...X...

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               By : /s/ Anders Fullman
                                               Name:   Anders Fullman
                                               Title:  Vice President
                                                       of Metro International SA


Date:  November 18, 2003

FOR IMMEDIATE RELEASE                                           18 November 2003



                       METRO LAUNCHES NEW EDITION IN SPAIN


Metro International S.A. ("Metro"), the international newspaper group, today announced that it has launched its fifth edition in Spain and become the largest newspaper in Spain with a daily circulation of over 600,000 copies. The 29th edition of Metro has been launched today in the city and region of La Coruna, which has a population of one million inhabitants and is Spain's fourth largest advertising market with annual newspaper advertising spend of approximately US$ 100 million.

The new launch follows the expansion of Metro into Seville and Zaragoza in Spain in September. Metro was launched in Barcelona and Madrid during 2001. Metro is now published in five of Spain's largest advertising markets and covers a distribution area that encompasses more than a third of Spain's population and attracts 55% of Spain's annual newspaper advertising spend of over US$ 3 billion. The new edition will be distributed by hand and from racks in the centre of La Coruna and the surrounding region.

PelleTornberg, President and CEO, commented: "Our Spanish editions reported a combined profit in the nine months to the end of September and we have established a strong position in each of the city markets that we have entered. Our five Spanish editions make us the largest newspaper in Spain, which further enhances the unique reach that we can offer advertisers with a high proportion of young and female readers."

For further information, please visit www.metro.lu, email info@metro.lu or contact:
Pelle Tornberg, President & CEO                      tel: +44 (0) 20 7016 1300
Matthew Hooper, Investor & Press Relations           tel: +44 (0) 20 7321 5010

Metro is the world's largest newspaper, publishing and distributing 29 Metro editions in 16 countries in Europe, North & South America and Asia. Metro attracts 13 million daily readers in nearly 60 cities around the world with an easy to read combination of headline local and international news and information. Metro International S.A. `A' and `B' shares are listed on the Stockholmsborsen `O-List' and on the Nasdaq stock market under the symbols MTROA and MTROB.

This press release contains certain "forward-looking statements" with respect to our expectations and plans, strategy, management's objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that our actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents we have filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including our most recent annual report on Form 20-F, for a discussion of certain of these factors.

  All forward-looking statements in this press release are based on information available to us on the date hereof. All written or oral forward-looking statements attributable to Metro International S.A, any Metro International
 S.A. members or persons acting on our behalf are expressly qualified in their entirety by the factors referred to above. We do not intend to update these forward-looking statements.